Filed by The Amex Membership Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Companies:
NYSE Euronext (Commission File No. 001-33392)
The Amex Membership Corporation
February 8, 2008
Dear Amex Seat Owners:
We hope you have received and read the letter that we sent out last month announcing the proposed agreement for the American Stock Exchange to be acquired by NYSE Euronext. This transaction was unanimously approved by the Board of Directors of The Amex Membership Corporation (“AMC”) and will be submitted to the AMC seat owners for a vote to approve the transaction. The AMC board of directors, following a thorough and publicly announced exploration of strategic alternatives, has determined that the NYSE Euronext transaction is in the best interest of the AMC members and provides the greatest and most certain value among the available alternatives.
In recent days, we have been troubled by a letter that has been circulated by a small but vocal group of seat owners. This group has called for additional information and made unsubstantiated claims, which have been picked up by some local media outlets. We are committed to making sure that all Amex seat owners are provided with complete and accurate information about the transaction prior to the seat owners’ meeting to approve the transaction. To that end, before the AMC seat owners’ meeting to vote on the transaction, NYSE Euronext will file with the SEC a registration statement on Form S-4 (the “registration statement”) which will include a preliminary proxy statement/prospectus and contain important information regarding the proposed transaction and should answer many of the questions you may have.
We look forward to sharing with you the registration statement, which will contain pertinent facts and details on the proposed transaction, and to answering all of your remaining questions. Amex will hold one or more information sessions for seat owners to answer questions on the proposed acquisition by NYSE Euronext. We continue to ask for your patience until the registration statement is filed and request that you keep an open mind while we continue the regulatory process.
Once the registration statement is declared effective by the SEC, the final proxy statement/prospectus will be distributed to all seat owners, and will be available to you on the SEC’s web site at www.sec.gov, or by contacting John Cunningham, Managing Director of Amex Membership Services, at 212-306-1419.
We continue to be excited by the prospect of becoming part of the world’s leading multi-asset global exchange through this compelling and strategic transaction, and the AMC Board, which was closely involved in the negotiations with NYSE Euronext, continues to believe that the NYSE Euronext transaction is in the best interest of all AMC members.
Thank you for your patience.

Sincerely,

/s/ Neal L. Wolkoff	/s/ Matthew H. Frank

Neal L. Wolkoff	Matthew H. Frank
Chairman & CEO	Chairman
American Stock Exchange	The Amex Membership Corporation
IMPORTANT INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“AMC”), NYSE Euronext intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a preliminary proxy statement/prospectus regarding the proposed transaction. The parties will file other relevant documents concerning the proposed transaction with the SEC. Such documents, however, are not currently available. AMC MEMBERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AMC members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and AMC without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to either John Cunningham as indicated above or the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to The Amex Membership Corporation, Attention: Office of Corporate Secretary, 86 Trinity Place, New York, NY 10006, 212-306-1408.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Cautionary Note Regarding Forward-Looking Statements
This letter may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext’s and AMC’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext’s and AMC’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s and AMC’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s and AMC’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext’s reference document for 2006 (“document de référence”) filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2006 Annual Report on Form 10-K, as amended, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or AMCthat the projections will prove to be correct. This letter speaks only as of this date. NYSE Euronext and AMC disclaim any duty to update the information herein.